Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Portman Ridge Finance Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-218596) on Form N-2 of Portman Ridge Finance Corporation of our reports dated March 6, 2020, with respect to the consolidated balance sheet of Portman Ridge Finance Corporation, including the consolidated schedule of investments, as of December 31, 2019, the related consolidated statements of operations, changes in net assets, and cash flows for the year ended December 31, 2019, and the related notes, the financial highlights for the year ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the annual report on Form 10‑K of Portman Ridge Finance Corporation for the year ended December 31, 2019.

/s/ KPMG LLP

New York, New York
March 6, 2020